EXHIBIT (E)(2)

RELATED PARTY TRANSACTIONS

In the ordinary course of its business, the Company engages in a variety of transactions with its principal shareholders and their respective affiliates.

Transactions with shareholders’ affiliates includes purchase of inventories, supplies, plant and equipment, technical and administrative services and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions performed with principal shareholders’ affiliates for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004 (1)	2005 (1)	2006 (1)
Purchase of inventories, supplies, plant and equipment of shareholders’ affiliates	57,171	75,305	4,557

Technical and administrative services expenses	10,475	27,131	26,378

Net (expenses) revenues related to the settlement of international telephone traffic with affiliates	(393)	1,754	(6,685)

(1)	Bolivar amounts are in millions of Bolivars.

As of December 31, 2006, the Company had recorded payables to Verizon for Bs. 54,433 million. These payables do not bear interest.

Through February 28, 2007 the Company has recorded technical and administrative services expenses in the amount of Bs. 7,110 million. As of February 28, 2007, the Company had net payables due to Verizon of Bs. 59,265 million.

During 1996, Movilnet received a long-term loan of U.S. $17 million from the Company for use primarily in the expansion plan corresponding to 1997. This amount is divided into two loans: the “A” loan of U.S. $6.29 million and the “B” loan of U.S. $10.71 million. Both loans bear an interest rate at the six-month average LIBOR rate, plus a financial margin. These loans were being amortized in semi-annual installments from 1998 through 2003.

In April 1998, Movilnet obtained from the Company a long-term loan of Bs. 18,500 million (in nominal Bolivars), which was utilized to pay the short-term trade debt. This loan was going to be amortized in 12 monthly installments from April 2000. In December 1999, the term of the loan with the stockholder was changed to five years to be amortized with a single payment in April 2004, with a one-year grace period for interest. The maximum interest rate that the Company may collect from the Movilnet is calculated on a quarterly basis at the interest rate applied to 90-day loan operations by the three major Venezuelan banks in number of deposits. In December 2004 this loan was repaid.

In December 1999, Movilnet obtained a line of credit from the Company amounting to U.S. $100 million, which was used for the investment plan financing for year 2000. Such line of credit bears interest based on market interest rates. In December 1999, Movilnet used U.S. $95 million, corresponding to this line of credit. This loan has a five-year term maturity and was repaid in 2004. In December 1999, Movilnet issued two promissory notes to the Company for Bs. 9,264 million and Bs. 3,964 million (in nominal Bolivars), respectively. Such promissory notes bear interest calculated on a quarterly basis at the interest rate applied to 90-day loan operations by the three major Venezuelan banks in number of deposits. These promissory notes have a five-year term maturity and were repaid in 2004.